Filed pursuant to Rule 433
Dated January 17, 2019

Relating to
Preliminary Pricing Supplement No. 1,483 dated January 17, 2019 to
Registration Statement No. 333-221595
Global Medium-Term Notes, Series I

Fixed/Floating Rate Senior Notes Due 2030

Issuer:	Morgan Stanley
Principal Amount:	$3,000,000,000
Maturity Date:	January 23, 2030
Trade Date:	January 17, 2019
Original Issue Date (Settlement):	January 23, 2019 (T+3)
Interest Accrual Date:	January 23, 2019
Issue Price (Price to Public):	100.00%
Agents’ Commission:	0.45%
All-in Price:	99.55%
Net Proceeds to Issuer:	$2,986,500,000
Fixed Rate Period:	From and including the Original Issue Date to but excluding January 23, 2029
Floating Rate Period:	From and including January 23, 2029 to but excluding the Maturity Date
Interest Rate:
During the Fixed Rate Period, 4.431% per annum; during the Floating Rate Period, the Base Rate plus 1.628% (to be determined by the Calculation Agent on the second London banking day prior to each Interest Reset Date)

Base Rate:	LIBOR
Spread (plus or minus):	Plus 1.628%
Index Maturity:	Three months
Index Currency:	U.S. Dollars
Interest Reset Dates:	Each Interest Payment Date commencing January 23, 2029, provided that the January 23, 2029 Interest Reset Date shall not be adjusted for a non-Business Day
Interest Reset Period:	Quarterly
Interest Payment Periods:	During the Fixed Rate Period, semiannual; during the Floating Rate Period, quarterly
Interest Payment Dates:
With respect to the Fixed Rate Period, each January 23 and July 23, commencing July 23, 2019 to and including January 23, 2029; with respect to the Floating Rate Period, each January 23, April 23, July 23 and October 23, commencing April 23, 2029 to and including the Maturity Date

Day Count Convention:	During the Fixed Rate Period, 30/360; during the Floating Rate Period, Actual/360
Optional Redemption:
Optional Make-Whole Redemption, on or after July 23, 2019 and prior to January 23, 2029, in whole at any time or in part from time to time, as described in the below-referenced Prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Optional Make-whole Redemption of Debt Securities,” provided that (A) the make-whole redemption price shall be equal to the greater of: (i) 100% of the principal amount of such notes to be redeemed and (ii) the sum of (a) the present value of the payment of principal on such notes to be redeemed and (b) the present values of the scheduled payments of interest on such notes to be redeemed that would have been payable from the date of redemption to January 23, 2029 (not including any portion of such payments of interest accrued to the date of redemption), each discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 30 basis points, as calculated by the premium calculation agent; plus, in either case, accrued and unpaid interest on the principal amount being redeemed to the redemption date and (B)

“comparable treasury issue” means the U.S. Treasury security selected by the premium calculation agent as having a maturity comparable to the remaining term of the notes to be redeemed as if the notes matured on January 23, 2029 (“remaining life”) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining life.
In addition, the Issuer may, at its option, redeem the notes, in whole but not in part, on January 23, 2029, on at least 10 but not more than 60 days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on the notes to but excluding the redemption date. See “Description of Debt Securities – Redemption and Repurchase of Debt Securities – Notice of Redemption” in the below-referenced Prospectus. If the notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment.
Specified Currency:	U.S. Dollars (“$”)
Minimum Denominations:	$1,000 and integral multiples of $1,000 in excess thereof
Business Day:	New York
CUSIP:	617446 8G7
ISIN:	US6174468G77
Issuer Ratings:	A3 (Moody’s) / BBB+ (Standard & Poor’s) / A (Fitch) / A- (R&I) / A (high) (DBRS) (Stable / Stable / Stable / Stable / Stable)
Agents:	Morgan Stanley & Co. LLC and such other agents as shall be named in the Pricing Supplement for the notes.
Global Settlement:	Through The Depository Trust Company, Euroclear or Clearstream, Luxembourg
Prohibition of Sales to EEA Retail Investors:	Applicable

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Preliminary Pricing Supplement No. 1,483 dated January 17, 2019
Prospectus Supplement dated November 16, 2017
Prospectus dated November 16, 2017

No PRIIPs KID – No PRIIPs key information document (KID) has been prepared as the notes are not available to retail investors in the EEA.